Management's Discussion and Analysis

Three and Six Months Ended June 30, 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

For the Three and Six Months Ended June 30, 2015

This Management's Discussion & Analysis ("MD& A") provides a discussion and analysis of the financial condition and results of operations of Klondex Mines Ltd. ("Klondex", "we", "our", "us", or the "Company") and should be read in conjunction with our condensed consolidated interim financial statements for the three and six months ended June 30, 2015 and the related notes thereto and our audited consolidated financial statements for the year ended December 31, 2014 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Readers are advised that this MD& A has been prepared using technical information and contains "forward-looking statements", both of which are subject to the risks discussed in the Cautionary Statements section of this MD&A. Additional information relating to the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and our website at www.klondexmines.com.

This MD& A has been prepared as of August 10, 2015. All dollar amounts included in this MD&A are expressed in thousands of Canadian dollars unless otherwise noted. References to US$ refers to United States dollars.

About Klondex

We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales represent 100% of our revenues and the market prices of gold and silver significantly impact our financial position, operating results, and cash flows. We have 100% interests in two producing mineral properties: the Fire Creek project (“Fire Creek”) and the Midas mine and ore milling facility (collectively “Midas Mine” or “Midas”), as well as other early-stage exploration properties, all of which are located in the State of Nevada, USA. Fire Creek and Midas are believed to be two of the highest grade underground gold projects in the world. Our milling and processing facilities, which are located at Midas, process ore from both Midas and Fire Creek. Fire Creek is located approximately 100 miles south of Midas.

Our primary strategy is to increase shareholder value by achieving our internal metal production and cost targets while attempting to extend our mine lives through development and exploration programs. We have an experienced management team, a strong financial position, a low-cost production profile, and two high-quality producing assets located in a mining-friendly jurisdiction.

U.S. Dollar Conversions

All amounts included in this MD&A are expressed in thousands of Canadian dollars ("CDN$") unless otherwise noted. To provide investors with an improved ability to evaluate certain of our Non-IFRS Measures (as defined in the Non-IFRS Performance Measures section) and realized sales prices per ounce to those of other issuers, we have presented such Non-IFRS Measures and certain per ounce amounts in both Canadian and United States ("US$") dollars. Amounts presented in United States dollars are calculated by multiplying the period's average noon CDN$:US$ exchange rate (as published by the Bank of Canada) by the respective Canadian dollar amount being presented in United States dollars. The following table provides the exchange rates used only to present certain amounts in United States dollars, as such exchange rates are not indicative of amounts, translations, or transactions recorded in the condensed consolidated interim financial statements.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Average CDN$ to US$ exchange rate	0.813	0.917	0.810	0.912

Executive Summary and Quarterly Highlights

Our second quarter 2015 highlights and significant developments as of the date of this MD&A included the following, which are discussed in further detail throughout this MD&A:

•

Health, Safety, and Environmental - We remained committed to our most important core values by operating in an environmentally-responsible manner while protecting the health and safety of our employees and contractors. We had no lost-time accidents at either of our mines and received two permits critical to our long-term growth plans: the water pollution control permit (which removed the mining tonnage limitation at Fire Creek) and the tailings expansion permit (which allows us to add approximately 400,000 tons of additional tailings capacity at Midas).

•

Ounces Sold and Revenues - We sold record 34,189 gold equivalent ounces ("GEOs"), consisting of 26,768 gold ounces and 543,251 silver ounces (a record), as our operations continued to produce metal according to plan, growing quarter over quarter. We now anticipate that our full-year 2015 GEOs produced will total approximately 125,000 to 130,000 ounces, an increase of 5,000 GEOs from our beginning of the year estimate. The record GEOs sold resulted in $51.0 million of revenue (an all-time high) as our average realized selling prices per gold and silver ounce were $1,492 (US$1,213) and $20.37 (US$16.56), respectively.

•

Mine Operations and Performance Measures - Our performance measures improved from the first quarter of 2015 as we benefited from higher average daily ore tons milled (approximately 693 tons per day) and higher average silver mill head grades (8.00 oz/ton). Average gold mill head grades (0.45 oz/ton) slightly decreased from the first quarter. Key performance measures were as follows and continued to provide significant margins from quarterly realized metal prices:

	Production cash costs per gold		Production cash costs per		All-in sustaining costs per
	ounce sold on a by-product basis		gold equivalent ounce sold		gold ounce sold
Three months ended June 30,	2015	2014	2015	2014	2015	2014
Non-IFRS Measure - CDN$(1)	$537	$550	$744	$731	$732	$835
Non-IFRS Measure - US$(1)	$437	$504	$605	$670	$595	$766

(1) See Non-IFRS Performance Measures in this MD&A.

•

Operating Cash Flows and Liquidity - Despite a low U.S. dollar metal price environment, our cash balance increased from the end of the first quarter of 2015 by 23.9% to $68.0 million as we generated $23.1 million in operating cash flows, used $10.5 million in investing activities, and received $1.1 million in financing activities. At current metal prices, we believe our low production cost profile, together with our current financial position, continues to allow us to responsibly fund our capital expenditures and invest in our mines.

•

Exploration Results - At Fire Creek and Midas, we continued to encounter high gold grades in both new and existing veins of mineralized material, the drilling results of which were previously discussed in press releases issued on August 4, 2015 (Fire Creek) and April 7, 2015 (Midas). Exploration efforts were largely focused on expanding our mineral resources through step-out drilling and attempting to locate new discoveries.

2015 Full Year Outlook

As a result of our record second quarter 2015 GEOs sold, we now anticipate our full-year 2015 GEOs produced will total approximately 125,000 to 130,000 ounces, an increase of 5,000 GEOs from our beginning of the year estimate. We anticipate the additional ounces produced will primarily come from Midas, which has higher cost GEOs, and are revising our estimated full-year production cash costs per GEO sold to US$575 to US$625 (up from US$550 to US$600). We are revising our all-in sustaining cash costs per gold ounce sold to US$750 to US$800 (down from US$800 to US$850) due to increased first half actual and estimated full-year silver revenues. As a result of our exploration successes during the first half of 2015, we have elected to increase our annual capital additions total by approximately US$10.0 million (between both sites) to US$43.0 million, as we have increased the scope of our development and drilling programs. We are using cash for the exploration and development of our mines that may otherwise be utilized to further reduce our debt. We currently believe this approach allows us to create the most near and long-term value while maintaining our annual total cash flows. Our annual estimates are summarized in the following table and presented with results for the six months ended June 30, 2015:

	Six months ended		2015 full year guidance
	June 30, 2015		Low	High
Gold equivalent ounces produced (ounces)	65,167	(1)	125,000	130,000
Production cash costs per GEO sold (US$/ounce)	$646		$575	$625
All-in sustaining costs per gold ounce sold (US$/ounce)	$695		$750	$800
Capital additions (US$ 000s)	$23,084			$43,000

(1) Gold equivalent ounces produced is calculated using our actual average realized selling prices for the six months ended June 30, 2015.

During the second quarter of 2015 our production cash costs per GEO sold decreased by approximately $84 per ounce to US$$605 per ounce (US$689 per ounce in the first quarter of 2015), as a significant portion of our total planned 2015 expensed waste development costs and mobile equipment maintenance were brought forward into the first quarter and we incurred increased costs to remove water and sediments at Fire Creek. We currently anticipate our planned second half of 2015 development and production costs will be at levels which will continue to decrease our year-to-date production cash costs per GEO sold.

Major capital and development objectives for 2015 and their current status are as follows:

•

Construction of a lift on the existing tailings dam at Midas to increase estimated capacity to five years, allowing time to obtain permits for a new 15-year dam. The tailings expansion permit was received in July 2015 and construction is underway.

•

To receive the water pollution control permit at Fire Creek to remove the existing mining tonnage limitation, thereby reducing a constraint on future production ramp ups. This objective was completed during the second quarter of 2015.

•	Completion of the Environmental Assessment at Fire Creek in the second half of 2015. We continue to work on the Environmental Assessment and expect to complete it by late 2015 or early 2016.

•	Increase drilling and exploration efforts during the second half of 2015 which are focused on expanding our mineral resources through step-out drilling and attempting to locate new discoveries.

Health, Safety, and Environmental

Our mining activities are subject to extensive federal, state, and local laws and regulations which govern the protection of the health and safety of our employees and contractors and the environment. At Klondex, environmental stewardship and the health and safety of the people on our mine sites are core values, and we are dedicated to continued improvement.

Health and Safety

During the second quarter of 2015, we had no lost-time injury incidents at our mines and as of June 30, 2015, operated 989 days and 266 days at Fire Creek and Midas, respectively, without a lost-time injury incident. During the second quarter of 2015, the health and safety reportable incident rates at both of our mines were lower than industry averages published by the Mine Safety and Health Administration and eight of our employees (four from each mine) received individual awards from the Nevada Mining Association for their health and safety contributions at Klondex.

Environmental

During the second quarter of 2015, we achieved a significant environmental permitting milestone with the receipt of the water pollution control permit which removed the existing mining tonnage limitation at Fire Creek, thereby reducing a constraint on future production ramp ups. Fire Creek also received confirmation from the Bureau of Land Management that the National Environmental Policy Act requires an environmental assessment analysis to be completed and accepted prior to ramping up to full production levels. We are currently working on, and remain on track for, the completion of an environmental assessment analysis for Fire Creek during late 2015.

Shortly after the second quarter, on July 14, 2015, we received the required permits for the tailings expansion at Midas and commenced construction activities. This permit allows us to construct the Phase VI raise to the tailings impoundment to an elevation of 5,680 feet above mean sea level, thereby adding approximately 400,000 tons of tailings capacity. The Phase VI raise is an engineered reinforced concrete wall, that when coupled with the existing tailings, will provide us with approximately 900,000 tons of total tailings capacity at Midas.

Exploration

Following the first quarter 2015 announcement of initial proven and probable mineral reserves at both Fire Creek and Midas, our 2015 exploration efforts have largely been focused on expanding our mineral resources through step-out drilling and attempting to locate new discoveries. We assess our drilling results on an ongoing basis and incorporate them into our future drilling plans. We currently expect to release updated NI 43-101 compliant mineral resource estimates for both Fire Creek and Midas by the fourth quarter of 2015.

Fire Creek

Second quarter 2015 underground and surface core drilling totaled 81 holes and 31,249 feet, bringing our first half 2015 drill hole total to 161 holes and 58,557 feet. During the second quarter of 2015 we continued to encounter new veins of mineralized material, highlighted in part by gold grades ranging from 0.28 - 6.46 oz/ton in the West Zone and 0.27 - 0.56 oz/ton in the South Zone. Drilling results from existing veins also identified positive results as we extended mineralized material on four known veins by a collective 1,400 feet with gold grades ranging from 1.24 - 2.33 oz/ton. We currently expect to focus our second half of 2015 exploration efforts on continued drilling in the West Zone from our North drill platforms.

Midas

Second quarter 2015 underground and surface core drilling totaled 65 holes and approximately 29,212 feet, bringing our first half 2015 drill hole total to 139 holes and approximately 59,697 feet. During the second quarter of 2015 we continued to explore several high-priority exploration targets such as Rico and Midas Zones in the west and the Queen Vein south of the SOW fault. Drilling was also focused on near-mine targets, such as the 505, 705, and 905 Veins, with the objective of incorporating such targets into the 2015 and 2016 mine plans. We currently expect to focus our second half of 2015 exploration efforts in the Western and Southern Zones.

Corporate Developments

The Annual General Meeting (the "AGM") was held on June 17, 2015, at which we strengthened our Board of Directors by adding Mark Daniel as a director. During the second quarter, we added Charles Oliver as a special adviser to the Board. Both of these individuals have substantial experience to help govern and grow Klondex. Additional matters approved at the AGM included the appointment of all management nominees to the Board and the appointment of PricewaterhouseCoopers LLP as auditors of the Company.

Summary of Quarterly Results

The following tables summarize select financial and operating information for the most recent eight quarters (in thousands except ounces sold):

	2015		2014				2013
Quarter ended:	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gold sold (ounces)	26,768	27,135	26,272	23,166	20,293	930	Nil	Nil
Silver sold (ounces)	543,251	304,557	400,706	315,504	343,025	58,053	Nil	Nil
Revenues	$50,991	$47,252	$44,609	$38,013	$36,444	$2,627	Nil	Nil
Net income (loss)	$4,815	$10,062	$9,046	$7,225	$4,441	$(2,412)	$(11,358)	$(988)
Net income (loss) per share
Basic	$0.04	$0.08	$0.07	$0.06	$0.04	$(0.02)	$(0.16)	$(0.02)
Diluted	$0.04	$0.08	$0.07	$0.06	$0.04	$(0.02)	$(0.16)	$(0.02)
Cash provided by (used in)
operating activities	$23,085	$5,567	$10,691	$15,810	$12,899	$(6,314)	$(1,063)	$(401)

	2015		2014				2013
As of:	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Price per share	$3.40	$2.62	$1.95	$1.79	$2.00	$1.92	$1.61	$1.39
Cash	$67,978	$54,859	$52,770	$43,231	$15,106	$7,639	$13,509	$982
Current assets	$101,242	$89,424	$86,427	$72,850	$42,142	$24,638	$13,832	$2,724
Current liabilities	$40,740	$33,244	$30,418	$24,622	$20,927	$22,584	$13,458	$8,902
Working capital	$60,502	$56,180	$56,009	$48,228	$21,215	$2,054	$374	$(6,178)
Total assets	$333,402	$322,522	$296,206	$273,705	$237,700	$237,339	$109,852	$92,115

Prior to and including the first quarter of 2014, proceeds from metal sales from the bulk-sampling program at Fire Creek were recorded as a reduction to mineral properties. We acquired Midas in the first quarter of 2014 and began to recognize revenue from Midas in that quarter and began to recognize revenue from Fire Creek in the second quarter of 2014. Accordingly, since the first quarter of 2014, our ounces sold, revenues, and income per share have generally increased as we ramped up our mine production and operations.

Consolidated Financial Results of Operations

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenues	$50,991	$36,444	$98,243	$39,071
Cost of sales
Production costs	25,429	18,723	52,289	20,398
Depreciation and depletion	8,709	6,649	18,298	6,926
Gross profit	16,853	11,072	27,656	11,747
General and administrative expenses	3,717	2,173	7,159	4,403
Loss on asset classified as held for sale	432	—	432	—
Income from operations	12,704	8,899	20,065	7,344
Business acquisition costs	—	(383)	—	(2,257)
Gain on derivative, net	143	1,033	365	1,592
Finance charges	(2,642)	(2,726)	(5,292)	(4,236)
Foreign currency (loss) gain	(1,724)	1,012	7,783	1,012
Income before tax	8,481	7,835	22,921	3,455
Income tax expense	3,666	3,394	8,044	1,426
Net income	$4,815	$4,441	$14,877	$2,029

Net income per share - basic	$0.04	$0.04	$0.12	$0.02

Revenues

Gold Revenue - The table below summarizes changes in gold revenue, ounces sold, and average realized prices for the following periods (in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Total gold revenue (thousands)	$39,925	$28,884	$80,742	$30,235
Gold ounces sold(1)	26,768	20,293	53,903	21,223
Average realized price (per ounce) - CDN$	1,492	1,423	1,498	1,425

The change in gold revenue was attributable to:	2015 vs. 2014		2015 vs. 2014
Increase in ounces sold	$9,217		$46,557
Increase in average realized price	1,383		1,555
Effect of average realized price increase on ounces sold increase	441		2,395
	$11,041		$50,507

(1) Includes ounces delivered under the Gold Purchase Agreement (Note 6) and sold under the Gold Supply Agreement (Note 8).

Gold revenues increased during the three and six months ended June 30, 2015 from the same periods of 2014 as the Midas acquisition was completed in February 2014, after which we began increasing production and ramped up operations at both Midas and Fire Creek. During the three and six months ended June 30, 2015, Fire Creek and Midas operated at planned levels which, in part, resulted in an additional 6,475 and 32,680 gold ounces sold, respectively, compared to the same periods of 2014. As shown in the Mining Operations section, concurrent with an increase in ore tons milled, our consolidated average gold mill head grades were higher by 0.07 oz/ton (approximately 18.4%) and 0.04 oz/ton (approximately 9.3%) during the three and six months ended June 30, 2015, respectively, compared to the 2014 periods. Our 2015 plans incorporate higher average annual gold grades and increased ore mining rates than the 2014 periods, which we were able to achieve as of the six months ended June 30, 2015. Additionally, despite decreasing United States dollar market prices per gold ounce, favorable US$:CDN$ exchange rates increased our average realized prices per gold ounce sold during the three and six months ended June 30, 2015 as our metal sales transactions occur in U.S. dollars and are reported in Canadian dollars.

Silver Revenue- The table below summarizes changes in silver revenue, ounces sold, and average realized prices for the following periods (in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Total silver revenue (thousands)	$11,066	$7,560	$17,501	$8,836
Silver ounces sold	543,251	343,025	847,808	401,078
Average realized price (per ounce) - CDN$	20.37	22.04	20.64	22.03

The change in silver revenue was attributable to:	2015 vs. 2014		2015 vs. 2014
Increase in ounces sold	$4,413		$9,843
Decrease in average realized price	(573)		(557)
Effect of average realized price decrease on ounces sold increase	(334)		(621)
	$3,506		$8,665

Silver revenues increased during the three and six months ended June 30, 2015 from the same periods of 2014 as the Midas acquisition was completed in February 2014, after which we began increasing production and ramped up operations at both Midas and Fire Creek. During the three and six months ended June 30, 2015, Fire Creek and Midas operated at planned levels which, in part, resulted in an additional 200,226 and 446,730 silver ounces sold, respectively, compared to the same periods of 2014. As shown in the Mining Operations section, concurrent with an increase in ore tons milled, our consolidated average silver mill head grades were higher by 0.62 oz/ton (approximately 8.4%) during the three months ended June 30, 2015 compared to the 2014 period, the benefits of which were partially offset by nominal decreases in our average silver recoveries and average realized prices.

Cost of sales

Total cost of sales consists of production costs and depreciation and depletion. The table below summarizes changes in total cost of sales for the following periods (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Production costs	$25,429	$18,723	$52,289	$20,398
Depreciation and depletion	8,709	6,649	18,298	6,926
	$34,138	$25,372	$70,587	$27,324

The change in cost of sales was attributable to:	2015 vs. 2014		2015 vs. 2014
Increase in gold equivalent ounces sold	$9,066		$38,694
(Decrease) increase in average cost of sales per gold equivalent ounce	(221)		1,891
Effect of average cost per ounce (decrease) increase on gold equivalent ounces sold increase	(79)		2,678
	$8,766		$43,263

Production costs - As discussed above, during the three and six months ended June 30, 2015 we had significant increases in the number of gold and silver ounces sold. The additional ounces sold increased our total Production costs. On a per gold equivalent ounce sold basis, our Production costs recorded in the condensed consolidated interim statements of income averaged approximately $847 and $728 per ounce during the first and second quarters of 2015, respectively, resulting in average production costs of $785 per gold equivalent ounce for the first six months of 2015. Higher first quarter 2015 production costs were attributable to additional mobile equipment maintenance costs, the acceleration of non-capital waste development activities at Midas, and water and sediment removal costs at Fire Creek. Production costs during the second quarter of 2015 decreased, benefiting from the prior quarter activities.

Depreciation and depletion - The cost of our Mineral properties, plant and equipment in service generally increases period over period due to recurring sustaining capital expenditures and planned non-sustaining (expansion) capital expenditures. From June 30, 2014 to June 30, 2015, the cost balance of our long-lived assets increased $82.4 million; however, due to increases in the mineral resource bases at both Fire Creek and Midas, the amount of depreciation and depletion per gold equivalent ounce sold remained comparable. During the three and six months ended June 30, 2015 and 2014, depreciation and depletion per gold equivalent ounce sold ranged from $249 to $275 per ounce.

General and administrative expenses

General and administrative costs totaled $3.7 million and $2.2 million during the second quarters of 2015 and 2014, respectively, and $7.2 million and $4.4 million during the first six months of 2015 and 2014, respectively. Increases in the 2015 periods are due to higher compensation and benefit costs from increased staff levels at the corporate office due to our growth following the February 2014 acquisition of Midas.

Loss on asset classified as held for sale

Loss on sale of equipment totaled $0.4 million in both the second quarter and first six months of 2015 as we classified a used jumbo drill rig as available for sale which had a carrying value that exceeded its estimated fair value, less costs to sell. The used drill rig, which as of June 30, 2015 was included in Prepaid expenses and other, and was being actively marketed which resulted in its sale in the third quarter of 2015.

Gain on derivative, net

Change in fair value of the derivative is related to the gold supply agreement dated as of March 31, 2011 and amended and restated as of October 4, 2011 between our indirect wholly-owned subsidiary, Klondex Gold & Silver Mining Company, and Waterton Global Value, L.P. (the "Gold Supply Agreement") and totaled $0.1 million and $1.0 million during the second quarters of 2015 and 2014, respectively, and $0.4 million and $1.6 million during the first six months of 2015 and 2014, respectively. Gains were largely attributable to the decrease in fair value of the derivative liability due to declining estimates of forward metal prices, which were partially offset by losses recorded for gold ounces sold to the counterparty under the gold supply agreement. For additional detail on the Gold Supply Agreement, including amounts recorded to Gain on derivative, net, see Note 8. Derivative Liability Related to Gold Supply Agreement in the notes to the condensed consolidated interim financial statements.

Finance charges

Finance charges totaled $2.6 million and $2.7 million during the second quarters of 2015 and 2014, respectively, and $5.3 million and $4.2 million during the first six months of 2015 and 2014, respectively. Finance charges are primarily related to our 11.0% senior secured notes issued on February 2014 (the "Senior Notes") and effective interest on the gold purchase agreement dated February 11, 2014 between us and Franco-Nevada GLW Holdings Corp. (the "Gold Purchase Agreement"), both of which contributed to financing the Midas acquisition. For additional detail on our borrowing agreements and amounts recorded to Finance charges, see Note 11. Finance Charges in the notes to the condensed consolidated interim financial statements.

Foreign currency (loss) gain

Foreign currency (loss) gain totaled $(1.7) million and $1.0 million during the second quarters of 2015 and 2014, respectively, and $7.8 million and $1.0 million during the first six months of 2015 and 2014, respectively, and primarily relate to unrealized amounts on intercompany loan balances which we expect to settle in due course.

Income tax expense

Income tax expense totaled $3.7 million and $3.4 million during the second quarters of 2015 and 2014, respectively, and $8.0 million and $1.4 million during the first six months of 2015 and 2014, respectively, and includes amounts for the State of Nevada net proceeds tax and federal income tax. See 12. Income Taxes in the notes to the condensed consolidated interim financial statements for additional detail.

Net income and Net income per share - basic

For the reasons discussed above, we reported net income of $4.8 million (or $0.04 per share) and $4.4 million (or $0.04 per share) during the second quarters of 2015 and 2014, respectively, and $14.9 million (or $0.12 per share) and $2.0 million (or $0.02 per share) during the first six months of 2015 and 2014, respectively.

Mining Operations

Consolidated

	Three months ended June 30,			Six months ended June 30,
Mine operations	2015	2014	Change	2015	2014		Change
Ore tons milled	63,059	46,047	17,012	120,723	67,774		52,949
Average gold mill head grade (oz/ton)	0.45	0.38	0.07	0.47	0.43		0.04
Average silver mill head grade (oz/ton)	8.00	7.38	0.62	7.42	7.49		(0.07)
Average gold recovery rate (%)	94.4%	92.8%	1.6%	94.2%	93.5%		0.7%
Average silver recovery rate (%)	93.6%	95.4%	(1.8% )	92.4%	95.1%		(2.7% )
Gold produced (ounces)	26,552	17,093	9,459	53,777	30,638		23,139
Silver produced (ounces)	472,473	325,018	147,455	826,928	483,390		343,538
Gold sold (ounces)(1)	26,768	20,293	6,475	53,903	23,662	(2)	30,241
Silver sold (ounces)	543,251	343,025	200,226	847,808	401,078		446,730
Gold equivalent sold (ounces)(1)(3)	34,189	25,603	8,586	65,581	29,861	(2)	35,720
Revenues and realized prices - CDN$
Gold revenue (000s)	$39,925	$28,884	$11,041	$80,742	$30,235		$50,507
Silver revenue (000s)	11,066	7,560	3,506	17,501	8,836		8,665
Total revenues (000s)	$50,991	$36,444	$14,547	$98,243	$39,071		$59,172
Average realized gold price ($/oz)	$1,492	$1,423	$69	$1,498	$1,425		$73
Average realized silver price ($/oz)	$20.37	$22.04	$(1.67)	$20.64	$22.03		$(1.39)
Non-IFRS Measures - CDN$
Production cash costs per gold ounce sold on a by-product basis(3)	$537	$550	$(13)	$645	$545		$100
Production cash costs per GEO sold(3)	$744	$731	$13	$797	$744		$53
All-in sustaining costs per gold ounce sold(3)	$732	$835	$(103)	$858	$1,049		$(191)
Non-IFRS Measures - US$
Production cash costs per gold ounce sold on a by-product basis(3)(4)	$437	$504	$(67)	$522	$497		$25
Production cash costs per GEO sold(3)(4)	$605	$670	$(65)	$646	$679		$(33)
All-in sustaining costs per gold ounce sold(3)(4)	$595	$766	$(171)	$695	$957		$(262)

(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement, see Notes 6 and 8 to the notes to condensed consolidated interim financial statements for additional detail.
(2) Includes 2,439 gold ounces ($3.3 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property. Accordingly, proceeds from such ounces sold are excluded from Revenues forthefirstquarterandfirstsixmonthsof2014whilebeingpresentedintheabovetable.
(3) This is a non-IFRS measure, refer to the Non-IFRS Measures section of this MD&A for additional detail.
(4) See the U.S. Dollar Conversions section of this MD&A for exchange rates used to present U.S. dollar Non-IFRS Measures.

On a consolidated basis, Fire Creek's and Midas's second quarter 2015 results included the sale of an all-time high 34,189 gold equivalent ounces, consisting of 26,768 gold ounces and 543,251 silver ounces, as metal was produced according to our second quarter plan, which included reducing our costs and increasing our production levels compared to the first quarter of 2015. Discussions of each project's operations and second quarter 2015 results are provided on the following pages.

Fire Creek Project

	Three months ended June 30,			Six months ended June 30,
Mine operations	2015	2014	Change	2015	2014		Change
Ore tons milled	19,631	14,324	5,307	40,473	22,090		18,383
Average gold mill head grade (oz/ton)	1.00	0.94	0.06	0.95	1.07		(0.12)
Average silver mill head grade (oz/ton)	1.31	0.69	0.62	1.13	0.90		0.23
Average gold recovery rate (%)	94.5%	92.9%	1.6%	94.5%	93.6%		0.9%
Average silver recovery rate (%)	93.0%	96.2%	(3.2% )	92.1%	95.2%		(3.1% )
Gold produced (ounces)	18,558	12,549	6,009	36,455	24,463		11,992
Silver produced (ounces)	23,852	9,514	14,338	42,238	18,969		23,269
Gold sold (ounces)(1)	18,457	17,476	981	36,540	19,915	(2)	16,625
Silver sold (ounces)	33,383	15,456	17,927	44,970	15,456		29,514
Gold equivalent sold (ounces)(1)(3)	18,925	17,725	1,200	37,169	20,165	(2)	17,004
Revenues and realized prices - CDN$
Gold revenue (000s)	$27,388	$24,913	$2,475	$54,512	$24,913		$29,599
Silver revenue (000s)	694	355	339	938	355		583
Total revenues (000s)	$28,082	$25,268	$2,814	$55,450	$25,268		$30,182
Average realized gold price ($/oz)	$1,484	$1,426	$58	$1,492	$1,419		$73
Average realized silver price ($/oz)	$20.79	$22.97	$(2.18)	$20.86	$22.97		$(2.11)
Non-IFRS Measures - CDN$
Production cash costs per gold ounce
sold on a by-product basis(3)	$577	$555	$22	$589	$555		$34
Production cash costs per GEO sold(3)	$600	$568	$32	$604	$568		$36
Non-IFRS Measures - US$
Production cash costs per gold ounce sold on a by-product basis(3)(4)	$469	$509	$(40)	$477	$506		$(29)
Production cash costs per GEO sold(3)(4)	$488	$521	$(33)	$489	$518		$(29)

(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement, see Notes 6 and 8 to the notes to condensed consolidated interim financial statements for additional detail.
(2) Includes 2,439 gold ounces ($3.3 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property. Accordingly, proceeds from such ounces sold are excluded from Revenues forthefirstquarterandfirstsixmonthsof2014whilebeingpresentedintheabovetable.
(3) This is a non-IFRS measure, refer to the Non-IFRS Measures section of this MD&A for additional detail.
(4) See the U.S. Dollar Conversions section of this MD&A for exchange rates used to present U.S. dollar Non-IFRS Measures.

Operations - Fire Creek continued to operate as planned during the second quarter of 2015, with an average daily milling rate of approximately 216 tons per day (232 tons per day in the first quarter of 2015), an average gold mill head grade of 1.00 oz/ton (0.91 oz/ton in the first quarter of 2015), and quarterly gold production of 18,558 ounces (17,897 gold ounces produced in the first quarter of 2015). Gold and silver revenues and underlying ounces sold increased during the three and six months ended June 30, 2015 from the same periods of 2014 as the prior period results reflect Fire Creek's ramp-up phase following our February 2014 acquisition of Midas. Production cash costs per gold ounce sold on a by-product basis of $577 (US$469) and production cash costs per GEO sold of $600 (US$488) decreased from the first quarter of 2015, in which development and water and sediment removal activities increased our costs of production, resulting in first quarter 2015 production cash costs per gold ounce sold on a by-product basis of $601 (US$484) and production cash costs per GEO sold of $609 (US$491).

As shown above, in both the 2015 and 2014 periods, our year-to-date and quarterly performance measures demonstrate Fire Creek's consistency in generating significant margins at varying mining rates, which we believe will allow us to continue to mine the mineral deposit in a responsible manner in terms of future mine planning. Additionally, we are currently evaluating the merits that a long-hole stoping mining program may have at Fire Creek with the goal of further improving production rates and costs. Our first long-hole stope is expected in the third quarter of 2015.

Development - During the three and six months ended June 30, 2015, capital additions at Fire Creek totaled $6.4 million and $10.5 million, respectively, consisting primarily of planned exploration and mine development expenditures.

Midas Mine and Mill

	Three months ended June 30,			Six months ended June 30,
Mine operations	2015	2014	Change	2015	2014	Change
Ore tons milled	43,428	31,723	11,705	80,250	45,684	34,566
Average gold mill head grade (oz/ton)	0.20	0.13	0.07	0.23	0.13	0.10
Average silver mill head grade (oz/ton)	11.03	10.40	0.63	10.59	10.68	(0.09)
Average gold recovery rate (%)	94.1%	92.7%	1.4%	93.6%	93.3%	0.3%
Average silver recovery rate (%)	93.7%	95.4%	(1.7% )	92.4%	95.1%	(2.7% )
Gold produced (ounces)	7,994	4,544	3,450	17,322	6,175	11,147
Silver produced (ounces)	448,621	315,504	133,117	784,690	464,421	320,269
Gold sold (ounces)(1)	8,311	2,817	5,494	17,363	3,747	13,616
Silver sold (ounces)	509,868	327,569	182,299	802,838	385,622	417,216
Gold equivalent sold (ounces)(1)(2)	15,183	7,927	7,256	28,331	9,716	18,615
Revenues and realized prices - CDN$
Gold revenue (000s)	$12,537	$3,971	$8,566	$26,230	$5,322	$20,908
Silver revenue (000s)	10,372	7,205	3,167	16,563	8,481	8,082
Total revenues (000s)	$22,909	$11,176	$11,733	$42,793	$13,803	$28,990
Average realized gold price ($/oz)	$1,508	$1,410	$98	$1,511	$1,420	$91
Average realized silver price ($/oz)	$20.34	$22.00	$(1.66)	$20.63	$21.99	$(1.36)
Non-IFRS Measures - CDN$
Production cash costs per gold ounce sold on a by-product basis(2)	$446	$518	$(72)	$764	$496	$268
Production cash costs per GEO sold(2)	$927	$1,093	$(166)	$1,053	$1,064	$(11)
Non-IFRS Measures - US$
Production cash costs per gold ounce sold on a by-product basis(2)(3)	$363	$475	$(112)	$619	$452	$167
Production cash costs per GEO sold(2)(3)	$754	$1,002	$(248)	$853	$970	$(117)

(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement, see Notes 6 and 8 to the notes to condensed consolidated interim financial statements for additional detail.
(2) This is a non-IFRS measure, refer to the Non-IFRS Measures section of this MD&A for additional detail.
(3) See the U.S. Dollar Conversions section of this MD&A for exchange rates used to present U.S. dollar Non-IFRS Measures.

Operations - The second quarter 2015 results at Midas were stronger than anticipated as we sold a record 15,183 GEOs due to the benefits of high silver grades and previously completed development activities in which additional mining faces were created. During the second quarter of 2015, with an average daily milling rate of approximately 477 tons per day (409 tons per day in the first quarter of 2015), an average gold mill head grade of 0.20 oz/ton (0.27 oz/ton in the first quarter of 2015), an average silver mill head grade of 11.03 oz/ton (10.06 oz/ton in the first quarter of 2015), quarterly production totaled 7,994 gold ounces and 448,621 silver ounces. Gold and silver revenues and underlying ounces sold increased during the three and six months ended June 30, 2015 from the same periods of 2014 as the prior period results reflect the ramp-up phase following our February 2014 acquisition of Midas. Due in part to increased silver ounce sales quantities and higher silver grades, production cash costs per gold ounce sold on a by-product basis of $446 (US$363) and production cash costs per GEO sold of $927 (US$754) were lower than the first quarter of 2015, in which production cash costs per gold ounce sold on a by-product basis were $1,045 (US$841) and production cash costs per GEO sold of $1,198 (US$966).

Development - During the three and six months ended June 30, 2015, capital additions at Midas totaled $10.7 million and $17.3 million, respectively, consisting primarily of planned exploration and mine development expenditures, purchase of light-duty vehicles, mill and processing facility costs, and the initial work began on the tailings dam expansion.

Financial Position, Liquidity, and Capital Resources

General Strategy

It is our goal to maintain sufficient liquid assets and access to capital resources. To accomplish this, we regularly perform short and long-term cash flow forecasting using current assumptions of gold and silver prices, foreign exchange rates, production rates, and operating and capital costs. Our liquidity and capital resources management strategy entails a disciplined approach in monitoring the timing and amount of any capital investment in our mines or mineral properties while continually remaining in a position which we believe will allow us to respond to changes in our business environment, such as a decrease in metal prices, and changes in other factors beyond our control.

Our capital structure is comprised of a mixture of debt and other obligations and shareholders' equity. We regularly review our capital structure and evaluate various financing options and strategies that may improve our current liquidity and financial condition, are attainable on favorable and reasonable terms, and are permissible under our existing debt agreements and other obligations. Such financing options may include, but are not limited to, revolving borrowing facilities, equipment financing, term loan facilities, refinancing existing obligations, and/or the issuance of equity securities or other instruments. Due to continually changing financial markets, commodity prices, and general operational risks, there can be no assurance that any financing options will be possible when or if required or desired by us on terms favorable to us or at all.

Liquidity and Capital Resources

At June 30, 2015, our Cash balance totaled $68.0 million, increasing $15.2 million from the December 31, 2014 balance of $52.8 million. We have placed substantially all of our cash in operating accounts with two high-quality financial institutions, thereby ensuring balances remain readily available. Due to the nature of our operations, the composition of our balance sheet, and because we do not currently have access to any revolving borrowing facilities, our current assets, which include Cash, Trade receivables, Inventories, and Prepaid expenses and other, represent substantially all of our liquid assets on hand and available sources of liquidity.

The following table summarizes the estimated recoverable gold and silver ounces contained in our Inventories as of June 30, 2015:

	Gold Ounces	Silver Ounces
Stockpiles	4,730	78,202
In-process	7,617	106,899
Doreé finished goods	5,170	118,564
	17,517	303,665

The following table summarizes our working capital (total current assets less total current liabilities) and working capital ratio (total current assets divided by total current liabilities) (in thousands, except working capital ratio):

	June 30,	December 31,
	2015	2014	Change
Total current assets	$101,242	$86,427	$14,815
Total current liabilities	40,740	30,418	10,322
Working capital	$60,502	$56,009	$4,493
Working capital ratio	2.49	2.84	(0.35)

Our working capital increased $4.5 million (approximately 8.0%) from December 31, 2014 to June 30, 2015, while our working capital ratio decreased by 12.3% . During the first six months of 2015 our $15.2 million increase in Cash (discussed in the Sources and Uses of Cash section) was partially offset by a $6.0 million increase in Accounts payable and accrued liabilities and a $3.0 million increase in Income taxes payable. During the first six months of 2015, an increase in the trading price of our common shares contributed to the exercise of share purchase warrants and share option awards, which provided us with additional liquidity. Although gold and silver metal prices in terms of U.S. dollars generally decreased during the first six months of 2015, we continued to maintain sufficient working capital and increased our cash balance largely due to cash flows generated by our operations.

Our June 30, 2015 working capital and cash balance will be used, in part, to service the Senior Notes ($4.0 million in principal and $2.4 million in interest over the next 12 months), deliver gold ounces under the Gold Purchase Agreement (7,750 ounces over the next 12 months), and fund sustaining and expansion capital expenditures at our mines (expected to total approximately US$19.9 million for the second half of 2015). At current metal price levels, using our estimates of future production and costs, we believe our cash flows from operating activities together with our working capital, will be sufficient to fund our business for at least the next 12 months. See the Contractual Obligations section for additional detail on the timing and amounts of our future cash requirements.

Sources and Uses of Cash (in thousands):

	Three months ended June 30,			Six months ended June 30,
	2015	2014	Change	2015	2014	Change
Net income	$4,815	$4,441	$374	$14,877	$2,029	$12,848
Net non-cash adjustments	11,662	8,527	3,135	11,780	8,272	3,508
Net change in non-cash working capital	6,608	(69)	6,677	1,995	6	1,989
Net cash provided by operating activities	23,085	12,899	10,186	28,652	10,307	18,345
Net cash used in investing activities	(10,476)	(6,878)	(3,598)	(17,373)	(105,741)	88,368
Net cash provided by financing activities	1,093	1,515	(422)	773	96,837	(96,064)
Effect of foreign exchange on cash balances	(583)	(69)	(514)	3,156	194	2,962
Net increase in cash	13,119	7,467	5,652	15,208	1,597	13,611
Cash, beginning of period	54,859	7,639		52,770	13,509
Cash, end of period	$67,978	$15,106		$67,978	$15,106

Operating Cash Flows - Although gold and silver metal prices in terms of U.S. dollars generally decreased during the first six months of 2015, our second quarter 2015 cash flows from operations increased compared to both the first quarter of 2015 and the second quarter of 2014 as we sold a record number of gold equivalent ounces. During the three and six months ended June 30, 2015, our mines operated at their planned levels and generated $10.2 million and $18.3 million, respectively, of additional net operating cash flows compared to the same periods of 2014 (when operations were ramping up following the February 2014 acquisition of Midas). Net cash provided by operating activities is inclusive of 1,875 gold ounces ($3.0 million of revenue) and 3,750 gold ounces ($6.1 million of revenue), respectively, delivered under our Gold Purchase Agreement during the three and six months ended June 30, 2015, which results in no cash inflows to us. During the six months ended June 30, 2015, our production cash costs per GEO sold totaled $797 (US$646) and our production cash costs per gold ounce sold on a by-product basis totaled $645 (US$522), both of which were significantly less than our $1,498 (US$1,213) average realized gold price. Additionally, due to the timing of our working capital, increases in Accounts payable and accrued liabilities resulted in sources of cash of $3.3 million and $6.4 million during the three and six months ended June 30, 2015, respectively.

Investing Cash Flows - During the first six months of 2015, net cash used in investing activities decreased by $88.4 million compared to the same period of 2014 in which we acquired Midas for $63.7 million and increased restricted cash in support of our reclamation bonds by $31.2 million. During the three and six months ended June 30, 2015, we decreased our net restricted cash balances by $4.2 million and $8.3 million, respectively, and funded capital expenditures at our mines of $14.7 million and $25.8 million, respectively.

Financing Cash Flows - During the first six months of 2015, net cash provided by financing activities decreased by $96.1 million compared to the same period of 2014 in which we completed certain debt and equity transactions to finance the February 2014 acquisition of Midas. During the three and six months ended June 30, 2015, cash proceeds received from the exercise of warrants and share options of $2.8 million and $4.1 million, respectively, exceeded the cash payments required to service our Senior Notes' principal and interest payments of $1.7 million and $3.3 million, respectively.

Foreign Currency Effect on Cash - A significant portion of our Cash is held in bank accounts denominated in U.S. dollars. Generally speaking, when the Canadian dollar weakens against the U.S. dollar, we experience beneficial foreign currency translation adjustments on our U.S. dollar cash balances (the opposite is true when the Canadian dollar strengthens against the U.S. dollar). Changes in exchange rates resulted in a $0.6 million decrease and a $3.2 million increase, respectively, to our cash balances during the three and six months ended June 30, 2015.

Debt Covenants

The facility agreement in respect of our Senior Notes (the "Facility Agreement") and Gold Purchase Agreement contain representations and warranties, events of default, and covenants that are customary for agreements of these types that, among other things, restrict or limit our ability to incur or guarantee additional debt and pay dividends. At June 30, 2015 and as of the date of this MD&A, we were in compliance with the covenants and terms of the Facility Agreement and the Gold Purchase Agreement.

Contractual Obligations

The following table provides our gross contractual obligations as of June 30, 2015 (in thousands):

	Less than 1			More than 5
	year	1-3 years	3-5 years	years	Total
Operating activities:
Obligation under Gold Purchase Agreement(1)	$11,483	$20,127	$1,988	$—	$33,598
Decommissioning provision(2)	—	—	—	23,741	23,741
Financing activities:
Principal repayments of Senior Notes(1)	4,000	19,000	—	—	23,000
Finance charges on Senior Notes(1)	2,368	2,105	—	—	4,473
	$17,851	$41,232	$1,988	$23,741	$84,812

(1) Finance charges do not include the amortization of debt issuance costs. The Gold Purchase Agreement requires the physical delivery of gold ounces. For additional information see Note 6 - Deferred Revenue Under Gold Purchase Agreement and Note 7 - Senior Notes to the notes to the condensed consolidated interim financial statements.
(2) For additional information on this contractual obligation see Note 9 - Decommissioning Provision to the notes to the condensed consolidated interim financial statements.

Off-Balance Sheet Arrangements

As of June 30, 2015, there were no off-balance sheet arrangements.

Non-IFRS Performance Measures

We have included the non-IFRS measures “Production cash costs per gold ounce sold on a by-product basis”, "Production cash costs per gold equivalent ounce", and “All–in sustaining costs per ounce” (collectively, the "Non-IFRS Measures") in this MD&A. These Non-IFRS Measures are used internally to assess our operating and economic performance and to provide key performance information to management. We believe that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate our performance and ability to generate cash flows required to fund our business. These Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These Non-IFRS Measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to or consistent with measures used by other issuers or with amounts presented in our financial statements.

Our primary business is gold production and our future development and current operations primarily focus on maximizing returns from such gold production. As a result, our Non-IFRS Measures are calculated and disclosed on a per gold ounce basis.

Production Cash Costs Per Gold Ounce Sold on a By-product Basis

Production cash costs per gold ounce sold on a by-product basis presents our cash costs associated with the production of gold and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold ounce sold on a by-product basis is calculated on a per ounce of gold sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded), net of revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30, 2015			Three months ended June 30, 2014
	Fire Creek	Midas	Total	Fire Creek	Midas	Total
Production costs	$11,351	$14,078	$25,429	$10,060	$8,663	$18,723
Less: silver by-product revenues	(694)	(10,372)	(11,066)	(355)	(7,205)	(7,560)
	10,657	3,706	14,363	9,705	1,458	11,163
Gold ounces sold(1)	18,457	8,311	26,768	17,476	2,817	20,293
Production cash costs per gold ounce sold on a by-product basis - CDN$	$577	$446	$537	$555	$518	$550
Production cash costs per gold ounce sold on a by-product basis - US$	$469	$363	$437	$509	$475	$504

	Six months ended June 30, 2015			Six months ended June 30, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Production costs	$22,464	$29,825	$52,289	$10,060		$10,338	$20,398
Less: silver by-product revenues	(938)	(16,563)	(17,501)	(355)		(8,481)	(8,836)
	21,526	13,262	34,788	9,705		1,857	11,562
Gold ounces sold(1)	36,540	17,363	53,903	17,476	(2)	3,747	21,223	(2)
Production cash costs per gold ounce sold on a by-product basis - CDN$	$589	$764	$645	$555		$496	$545
Production cash costs per gold ounce sold on a by-product basis - US$	$477	$619	$522	$506		$452	$497

(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement, see Notes 6 and 8 to the Notes to Condensed Consolidated Interim Financial Statements for additional detail.
(2) Excludes 2,439 gold ounces ($3.3 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property. Accordingly, when compared to the Consolidated and Fire Creek mining statistics presented elsewhere in this MD&A, the six months ended June 30, 2014 gold ounces sold presented in the table above is lower by 2439 goldounces

Production Cash Costs per Gold Equivalent Ounce Sold

Production cash costs per gold equivalent ounce sold presents our cash costs associated with the production of gold equivalent ounces and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold equivalent ounce sold is calculated on a per gold equivalent ounce sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded). Gold equivalent ounces are computed as the number of silver ounces required to generate the revenue derived from the sale of one gold ounce, using average realized selling prices. Beginning with the second quarter of 2015, we began using realized selling prices instead of budgeted selling prices to calculate gold equivalent ounces and, as such, gold equivalent ounces presented below may differ from previously reported amounts (table in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30, 2015			Three months ended June 30, 2014
	Fire Creek	Midas	Total	Fire Creek	Midas	Total
Average realized price per gold ounce sold	$1,484	$1,508	$1,492	$1,426	$1,410	$1,423
Average realized price per silver ounce sold	$20.79	$20.34	$20.37	$22.97	$22.00	$22.04
Silver ounces equivalent to revenue from one gold ounce	71.4	74.2	73.2	62.1	64.1	64.6
Silver ounces sold	33,383	509,868	543,251	15,456	327,569	343,025
GEOs from silver ounces sold	468	6,872	7,421	249	5,110	5,310
Gold ounces sold(1)	18,457	8,311	26,768	17,476	2,817	20,293
Gold equivalent ounces	18,925	15,183	34,189	17,725	7,927	25,603
Production costs	$11,351	$14,078	$25,429	$10,060	$8,663	$18,723
Production cash costs per GEO sold - CDN$	$600	$927	$744	$568	$1,093	$731
Production cash costs per GEO sold - US$	$488	$754	$605	$521	$1,002	$670

	Six months ended June 30, 2015			Six months ended June 30, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Average realized price per gold ounce sold	$1,492	$1,511	$1,498	$1,419		$1,420	$1,425
Average realized price per silver ounce sold	$20.86	$20.63	$20.64	$22.97		$21.99	$22.03
Silver ounces equivalent to revenue from one gold ounce	71.5	73.2	72.6	61.8		64.6	64.7
Silver ounces sold	44,970	802,838	847,808	15,456		385,622	401,078
GEO from silver ounces sold	629	10,968	11,678	250		5,969	6,199
Gold ounces sold(1)	36,540	17,363	53,903	17,476	(2)	3,747	21,223	(2)
Gold equivalent ounces	37,169	28,331	65,581	17,726		9,716	27,422
Production costs	$22,464	$29,825	$52,289	$10,060		$10,338	$20,398
Production cash costs per GEO sold - CDN$	$604	$1,053	$797	$568		$1,064	$744
Production cash costs per GEO sold - US$	$489	$853	$646	$518		$970	$679

(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement, see Notes 6 and 8 to the Notes to Condensed Consolidated Interim Financial Statements for additional detail.
(2) Excludes 2,439 gold ounces ($3.3 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property. Accordingly, when compared to the Consolidated and FireCreek mining statistics presented elsewhere in this MD&A, the six months ended June 30, 2014 gold ounces sold presented in the table aboveislowerby2439goldounces

All-in Sustaining Costs per Gold Ounce Sold

All-in sustaining costs per gold ounce sold presents the full cost of gold production from our current operations, therefore, capital amounts related to expansion projects are excluded. Certain other cash expenditures, including State of Nevada net proceeds taxes, federal tax payments, and financing costs are also excluded. Our calculation of all-in sustaining costs per gold ounce is consistent with the June 2013 guidance released by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry.

We calculate our all-in sustaining costs per gold ounce sold on a consolidated basis as ore from both Fire Creek and Midas is processed at Midas and because general and administrative expenses are related to our mining operations as a whole. All-in sustaining costs per gold ounce sold includes all (1) direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, and royalties, (2) general and administrative expenses, (3) decommissioning provision accretion, and (4) sustaining capital expenditures, the total of which is reduced for revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Production costs	$25,429	$18,723	$52,289	$20,398
General and administrative expenses	3,717	2,173	7,159	4,403
Decommissioning provision accretion	112	74	231	217
Sustaining capital expenditures	1,413	3,542	4,076	6,080
Less: Silver revenue	(11,066)	(7,560)	(17,501)	(8,836)
	19,605	16,952	46,254	22,262
Gold ounces sold(1)	26,768	20,293	53,903	21,223	(2)
All-in sustaining costs per gold ounce sold - CDN$	$732	$835	$858	$1,049
All-in sustaining costs per gold ounce sold - US$	$595	$766	$695	$957

(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement, see Notes 6 and 8 to the Notes to Condensed Consolidated Interim Financial Statements for additional detail.
(2) Excludes 2,439 gold ounces ($3.3 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property. Accordingly, when compared to the Consolidated and FireCreek mining statistics presented elsewhere in this MD&A, the six months ended June 30, 2014 gold ounces sold presented in the table aboveislowerby2,439goldounces.

We define sustaining capital expenditures as those costs which do not contribute to a material increase in annual gold ounce production over the next 12 months. As such, sustaining capital expenditures exclude amounts for certain exploration activities, underground mine development in which the production benefit will be primarily realized in periods greater than the next 12 months, certain capital expenditures at the corporate office, and permitting activities related to expansion efforts. The following table reconciles sustaining capital expenditures to our total capital expenditures (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Sustaining capital expenditures	$1,413	$3,542	$4,076	$6,080
Expansion and non-sustaining expenditures	13,313	3,085	21,700	4,795
	$14,726	$6,627	$25,776	$10,875

Critical Accounting Policies and Significant Judgments and Estimates

Changes in Accounting Policies

The preparation of our condensed consolidated interim financial statements follow the same accounting policies disclosed in Note 2. Summary of Significant Accounting Policies of our audited consolidated financial statements for the year ended December 31, 2014. We continue to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements disclosed in Note 3. Recent Accounting Pronouncements of our audited consolidated financial statements for the year ended December 31, 2014.

Significant Judgments and Estimates

The preparation of the unaudited condensed consolidated interim financial statements requires management to make judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and reported amounts of revenues, expenses, and taxes during the reporting period. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made.

Revisions to estimates and the resulting impacts on the carrying amounts of our assets and liabilities are accounted for prospectively.

In preparing our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2015, we applied the critical judgments and estimates disclosed in Note 2. Summary of Significant Accounting Policies of our audited consolidated financial statements for the year ended December 31, 2014.

Internal Controls Over Financial Reporting

National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“National Instrument 52-109”) requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. Our ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. We used the 2013 Commission of Sponsoring Organizations of the Treadway Commission (COSO) framework as the basis for designing our ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in ICFR during the three and six months ended June 30, 2015 that are reasonably likely to materially affect or that have materially affected ICFR.

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including our Chief Executive Officer and Chief Financial Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information. Our Chief Executive Officer and Chief Financial Officer each evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2014 and concluded that these controls and procedures were effective. Since the December 31, 2014 evaluation, there have been no material changes to our disclosure controls and procedures.

Exchange Listing and Outstanding Share Data

Our common shares are listed on the Toronto Stock Exchange under the symbol “KDX” and on the OTCQX under the symbol "KLNDF". We have an unlimited number of common shares authorized for issuance. As of June 30, 2015, we had 130,071,079 common shares issued and outstanding, 9,075,489 outstanding share purchase options, and 9,253,696 outstanding share purchase warrants. As of August 10, 2015, we had 130,822,055 common shares issued and outstanding, 10,696,406 outstanding purchase options, and 9,183,796 outstanding share purchase warrants.

Cautionary Notes

Forward-Looking Statements

This MD&A contains "forward-looking information" within the meaning of Canadian securities legislation. All forward-looking information contained in this MD&A is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "intend", "may", "will", "should", "could", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, including, but not limited to information relating to the actual results of exploration and evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources and mineral reserves, the timing and amount of estimated future production, the timing and receipt of required permits and approvals, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, the sufficiency of working capital, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

Key assumptions upon which our forward-looking information is based include the following: estimated prices for gold and silver; being able to secure new financing to continue exploration, development and operational activities; currency exchange rates; our ability to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which we operate; us being able to achieve our growth strategy; our operating costs; key personnel and access to all equipment necessary to operate the Fire Creek Project and the Midas Mine.

These assumptions should be carefully considered. You are cautioned not to place undue reliance on the forward-looking information or the assumptions on which our forward-looking information is based. You are advised to carefully review and consider the risk factors identified in this MD&A under the heading "Risk Factors" and elsewhere herein for a discussion of the factors that could cause our actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. You are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that you consult the more complete discussion of our business, financial condition and prospects that are included in this MD&A. The forward-looking information contained in this MD&A is given as of the date hereof and, accordingly, is subject to change after such date.

Although we believe that the assumptions on which the forward-looking information is given are reasonable, based on the information available to us on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, you should not place undue reliance on forward-looking information. We do not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Technical Information

We will make a production decision at the Fire Creek Project when final environmental permits are received as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the Midas Mine, prior to the acquisition of the Midas Mine by the Company, and the Company made a decision to continue production subsequent to the Midas Acquisition. This decision by the Company to continue production and, to the knowledge of the Company, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101, but rather were based on internal studies conducted by the prior owner of the project. The Company has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. You are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Scientific and technical information in this MD&A has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.

For further information on the Fire Creek Project, please see the technical report titled "Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada", dated as of and filed on SEDAR on March 16, 2015 (with an effective date of December 31, 2014) (the "Fire Creek Technical Report"). For further information on the Midas Project, please see the technical report titled "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada", filed on SEDAR on April 2, 2015 (with an effective date of August 31, 2014) (the "Midas Technical Report").

Risk Factors

As a resource acquisition, exploration, development and production company, we are engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this MD&A, you should carefully consider the risks and uncertainties described below before deciding whether to invest in our securities. These risk factors do not necessarily comprise all of the risks to which we are or will be subject. Our failure to successfully address the risks and uncertainties described below could have a material adverse effect on our business, financial condition and/or results of operations and could cause the trading price of our securities to decline. We cannot guarantee that we will successfully address these risks or other unknown risks that may affect our business. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the possibilities described in such risks actually occurs, our business, our financial condition and operating results could be materially adversely affected. In addition to the risk factors mentioned below, you are encouraged to read the risk factors as more fully described in our filings with the Canadian Securities Administrators, including our annual information form, available under our issuer profile on SEDAR at www.sedar.com. Important risk factors to consider, among others, are the following:

•	Forecasts of future production are estimates only, and actual production may be less than estimated.
•	We are extracting mineralized material from our Fire Creek Project under a bulk sample permit and must obtain a Full-Production permit to operate beyond the bulk sample permit.
•	Our exploration activities may not be commercially successful.
•	Exploration, development and mining involve a high degree of risk.
•	We may be adversely affected by fluctuations in gold and silver prices.
•	Our ability to pay interest and loan repayments depends on production and cash flows.
•	We are subject to foreign exchange risk relating to the relative value of the U.S. dollar.
•	Title to our mineral properties may be subject to other claims.
•	Mineral resources and mineral reserves are only estimates which may be unreliable.
•	We currently have only two material properties.
•	Our operations are subject to environmental risks.